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Exhibit 12.1

Pathmark Stores, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in Millions)

	Successor Company						Predecessor Company
	26 Weeks Ended August 2, 2003	26 Weeks Ended August 3, 2002	52 Weeks Ended February 1, 2003	52 Weeks Ended February 2, 2002	20 Weeks Ended February 3, 2001	: :	33 Weeks Ended September 16, 2000	52 Weeks Ended January 29, 2000	52 Weeks Ended January 30, 1999
						: :
Earnings (loss) before income taxes and cumulative effect of an accounting change	$11.9	$10.2	$26.9	$(225.8)	$(62.8)	:	$322.3	$(29.8)	$(28.0)

Fixed charges:
Interest expense	32.9	32.2	63.5	65.0	28.3	:	96.8	159.4	157.9
Amortization of deferred financing costs	1.6	0.9	1.8	2.3	0.9	:	2.6	4.4	4.1
Interest portion of rental expense	7.3	6.8	14.6	13.6	4.5	:	8.6	13.0	12.6

Total fixed charges	41.8	39.9	79.9	80.9	33.7	:	108.0	176.8	174.6

Earnings (loss), as adjusted	$53.7	$50.1	$106.8	$(144.9)	$(29.1)	:	$430.3	$147.0	$146.6

Ratio of earnings to fixed charges	1.28x	1.26x	1.34x	—	—	:	3.98x	—	—

Deficiency in earnings available to cover fixed charges	$—	$—	$—	$(225.8)	$(62.8)	:	$—	$(29.8)	$(28.0)

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  Exhibit 12.1
Pathmark Stores, Inc. Computation of Ratio of Earnings to Fixed Charges (Dollars in Millions)